UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________________
FORM 11-K
______________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

______________________________________________
PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)
______________________________________________

PrivateBancorp, Inc.
120 South LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)  Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014.

These Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 23, 2016

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Participant-directed investments, at fair value:
Total participant-directed investments, at fair value	$96,279,239	$85,301,261
Receivables:
Notes receivable from participants	1,037,361	942,322
NET ASSETS AVAILABLE FOR BENEFITS	$97,316,600	$86,243,583

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from the company	$2,957,980	$2,495,739
Contributions from participants	9,627,412	8,309,325
Rollovers	2,136,850	1,005,585
Interest income from notes receivable from participants	42,777	37,455
Dividend income	663,054	637,177
Net realized and unrealized gains in fair value of investments	1,431,713	5,365,729
Miscellaneous income	—	56
Total additions	16,859,786	17,851,066
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	5,503,089	7,107,494
Administrative expenses	283,680	333,710
Total deductions	5,786,769	7,441,204
Net increase	11,073,017	10,409,862
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	86,243,583	75,833,721
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$97,316,600	$86,243,583

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(1)    Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of PrivateBancorp, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (“IRC”). Company-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions are discretionary and based on a percentage of employee contributions. The Company may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vests 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”) (maintained by an insurance carrier), mutual funds (registered investment companies), and PrivateBancorp, Inc. common stock. Participants are able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

Participant loans - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loan repayment terms are determined by the Company. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.50% as of December 31, 2015 and 3.25% as of December 31, 2014) in effect on the loan acquisition date plus 100 basis points. Interest rates were 4.25% on all participant loans outstanding as of December 31, 2015. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(1)    Description of plan (continued)

Forfeited accounts - Participants forfeit the unvested portion of their Plan account upon certain terminations of employment. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2015 and 2014, forfeitures in the amount of $66,177 and $114,230, respectively, were used to reduce the Company’s contributions. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $35,126 and $3,238, respectively.

(2)    Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, and mutual funds, which are stated at fair value using methodologies described in Note 4.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains in fair value of investments. Contributions are invested on payroll dates and accrued if applicable.

Notes receivable from participants - Notes receivable from participants are collateralized against the participant's accounts and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the outstanding loan balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2015 and 2014 since all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan Sponsor and by the Plan participants. The expenses that are paid by the Plan Sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(2)    Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by the Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to early adopt ASU 2015-07 during the current period.

In July 2015, the FASB issued ASU Update No. 2015-12, Plan Accounting Defined Benefit Contribution Pension Plans (Topic 962): Part I - Fully Benefit Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (ASU 2015 -12). ASU 2015 -12 eliminates the requirement that employee benefit plans measure the fair value of fully benefit-responsive contracts and provide the related fair value disclosures. The Guidance also requires plans to disaggregate their investments measured using the fair value general type, either on the face of the financial statements or in the notes, and self-directed brokerage accounts are one general type. Additionally plans are no longer required to disclose the net appreciation/depreciation in fair value of investments by general type of individual investments equal to or greater than 5% of net assets available for benefit. Early adoption is permitted. Management has elected to early adopt Part II of ASU 2015 -12 during the current period. Parts I and III are not applicable to the Plan.

(3)    Related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan. Administrative fees in the amounts of $56,000 and $39,500 were paid to Principal Financial Group for the years ended December 31, 2015 and 2014, respectively, by the Plan Sponsor. Administrative fees in the amounts of $149,942 and $149,000 were paid to Principal Financial Group during the years ended December 31, 2015 and 2014, respectively, by the Plan via fees paid by participants. During the year the Plan engaged Mesirow Financial Inc. as an investment advisor, replacing Embree Financial Group. Fees paid to Mesirow Financial Inc. in 2015 totaled $32,487. Fees paid to Embree Financial Group totaled $101,251 and $184,710 in 2015 and 2014, respectively. The Plan invests in common stock of the Company. During 2015, the Plan received $15,015 in common stock dividends from the Company. These transactions qualify as party-in-interest transactions, however they are exempt from the prohibited transaction rules under ERISA.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(4)    Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with ACS 820. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year-end. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan’s administrator (the “Plan committee”) believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(4)    Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Common stock	$14,892,281	$—	$—	$14,892,281
Mutual funds	43,599,657	—	—	43,599,657
Total assets in fair value hierarchy	$58,491,938	$—	$—	$58,491,938
Pooled separate accounts measured at net asset value				37,787,301
Total investments at fair value				$96,279,239

December 31, 2014
Common stock	$12,472,201	$—	$—	$12,472,201
Mutual funds	40,767,394	—	—	40,767,394
Total assets in fair value hierarchy	$53,239,595	$—	$—	$53,239,595
Pooled separate accounts measured at net asset value				32,061,666
Total investments at fair value				$85,301,261

There were no Level 3 assets and no movements between level 2 and level 3 for the years ended December 31, 2015 and 2014, respectively.

(5)    Tax status

In accordance with Section 7 of the Revenue Procedure 2011-6 and Section 15 of Revenue Procedure 2005-66 with respect to individually designed plans that fall in Cycle A of the Five-Year Remedial Amendment Cycle, on December 22, 2011, the Company applied for determination that the Plan (conformed through the Seventh Amendment) continues to meet the applicable requirements of Sections 401(a) and 4975(e)(7) of the IRC of 1986 as amended and that its corresponding trust, established under The Principal Trust Company Directed Trust Agreement, continues to be tax exempt under IRC Section 501(a).

A favorable determination letter, dated August 22, 2012, was issued on the Plan through the Seventh Amendment. The Plan has been amended since receiving the determination letter. However, the Company’s management believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2012.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

(6)    Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

(7)    Risks and uncertainties

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(8)    Plan amendments

The Plan was amended in December 2014 for a January 1, 2015 effective date. The amendment provides for (1) automatic enrollment in the Plan at 3% for new hires absent an enrollment election by the employee; (2) automatic 1% contribution rate escalation for the automatically-enrolled participants at the start of each subsequent plan year until the contribution rate reaches 10% of cash compensation unless the participant makes an affirmative prospective election to have the elective deferrals made at a different rate or suspended; (3) limitation on filing actions relating to the Plan and venue; (4) parameters regarding committee membership; and (5) clarification as to who may take actions or make decisions for the Plan. This amendment is known as the Ninth Amendment to the Plan.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2015

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Lg Cap S&P 500 Index	Pooled separate account	(1)	$8,501,730
*	Principal Mid Cap Value	Pooled separate account	(1)	2,834,977
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	2,430,797
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	3,703,625
*	Principal LifeTm 2010	Pooled separate account	(1)	668,331
*	Principal LifeTm 2020	Pooled separate account	(1)	5,242,894
*	Principal LifeTm 2030	Pooled separate account	(1)	4,735,826
*	Principal LifeTm 2040	Pooled separate account	(1)	4,521,743
*	Principal LifeTm 2050	Pooled separate account	(1)	3,179,731
*	Principal LifeTm 2060	Pooled separate account	(1)	180,330
*	Principal LifeTm Str Inc	Pooled separate account	(1)	287,742
*	Principal Real Estate Secs	Pooled separate account	(1)	1,499,575
*	PrivateBancorp, Inc.	Common stock	(1)	14,892,281
	American Funds American Balanced Fund R6	Registered investment company	(1)	4,448,508
	American Funds EuroPacific Growth Fund R6	Registered investment company	(1)	4,020,458
	Dodge & Cox Stock Fund	Registered investment company	(1)	7,353,804
	Perkins Small Cap Value N Fund	Registered investment company	(1)	1,164,310
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	2,218,613
	Dimensional Fund DFA Emerging Mkts Value I Fund	Registered investment company	(1)	2,089,716
	MainStay Lg Cap Growth I Fund	Registered investment company	(1)	6,869,266
	Vanguard ST Bond Index Signal Fund	Registered investment company	(1)	2,914,862
	Vanguard Devel Markets Index Admiral Fund	Registered investment company	(1)	1,224,976
	Vanguard High Yield Corp. Adm. Fund	Registered investment company	(1)	674,718
	Vanguard INT-TM BD IDX Adm. Fund	Registered investment company	(1)	521,109
	Vanguard Midcp Grth IDX Adm FD	Registered investment company	(1)	1,637,837
	Franklin Templeton Fund	Registered investment company	(1)	802,297
	PIMCO Total Return Instl Fund	Registered investment company	(1)	3,169,456
	Wells Fargo SM Co Gr Inst Fund	Registered investment company	(1)	1,435,200
	Goldman Sachs Fin. Sq. Money Mkt Fund	Registered investment company	(1)	3,054,527
*	Notes receivable from participants	Participant loans - 4.25%, with various maturities	(1)	1,037,361
				$97,316,600
* Party-in-interest as defined by ERISA.
(1)     Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2016

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN

By:	PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan Committee
By:	/s/ William T. Norris
Name:	William T. Norris
Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP